EXHIBIT 2.1

Amendment

This Amendment is by and between Recruiter.com Group, Inc. (the Company") and Job Mobz, Inc. ("Job Mobz"), effective as of 2/13/23 ("Effective Date").

Whereas, on August 16, 2023, the Company entered into an Asset Purchase Agreement (the “Job Mobz Agreement”) with Job Mobz.

Whereas, although the Company believes that approval of the Job Mobz Agreement and the transactions contemplated therein were not required to be approved by the shareholders of the Company pursuant to the Nevada Revised Statutes (the “NRS”), the rules and regulation of Nasdaq or the Company’s bylaws, the Company previously agreed, pursuant to the terms of the Job Mobz Agreement to seek stockholder approval of the transactions contemplated thereby, and included such proposal in its Proxy Statement filed with the Commission on September 15, 2023, and amended on November 8, 2023, November 24, 2023, December 8, 2024, and December 11, 2024 (collectively, the “Proxy Statement”).

NOW, THEREFORE, in consideration of the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby enter into this Amendment.

1. Amendment. "Section 7.03 Conditions to Obligations of Seller" shall be amended as such:

 "(i) Seller shall have received shareholder approval to permit this transaction." shall be stricken.

Therefore, Job Mobz will allow the transactions contemplated by the Job Mobz Agreement without obtaining shareholder approval. All other terms and conditions between the Parties, including subsequent amendments, shall remain unchanged.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives and effective as of the Effective Date.